July 31, 2024

Helena R. Santos
Chief Executive Officer
Scientific Industries, Inc.
80 Orville Drive, Suite 102
Bohemia, New York 11716

       Re: Scientific Industries, Inc.
           Annual Report on Form 10-K for the fiscal year ended December 31,
2023
           Filed March 29, 2024
           File No. 000-06658
Dear Helena R. Santos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services